ITEM 77Q-2

The Registrant's Trustees and certain officers,
investment advisers, certain affiliated persons
of the investment advisers and persons who own
more than 10% of any class of outstanding
securities of the Registrant are required to
file forms reporting their affiliation with the
Registrant and reports of ownership and changes
in ownership of the Registrant's securities with
the Securities and Exchange Commission ("SEC")
and the New York Stock Exchange.  These persons
and entities are required by SEC regulation to
furnish the Registrant with copies of all such
forms they file.  Based solely on a review of
these forms furnished to the Registrant, the
Registrant believes that each of its Trustees
and relevant officers, Barings LLC, its investment
adviser, Barings Global Advisers Limited, its
sub-adviser, and relevant affiliated persons have
complied with all applicable filing requirements
for the year-ended December 31, 2016, except
Carlene Pollock who filed a late Form 3.